March 18, 2005

Mail Stop: 03-05

Via US Mail and Facsimile

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

Re:	Patriot Transportation Holding, Inc.
	Form 10-K for the year ended September 30, 2004
Form 10-Q for the quarter ended December 31, 2004
	Commission file #: 000-17554

Dear Mr. Van Landingham:

We have reviewed your March 17, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended September 30, 2004

Schedule II.  Valuation and Qualifying Accounts

1. We note from your response to comment 3 that the reason the accrued balances at the beginning of 2003 and 2004 were significantly less than the expenses in the following years was due to insurance premiums. Based upon your response, it appears that insurance premium expenses are not being included in your accruals. Please explain why.



* * * * * * * * * * * * * * * * * * * * * * *


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-
1936 if you have questions.
								Sincerely,


								Linda Cvrkel
								Branch Chief
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Patriot Transportation Holdings, Inc.
March 18, 2005
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